UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☒  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☐  Form 10-Q   ☐  Form 10-D
 ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended:  December 31, 2008

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

ProFutures Diversified Fund, L.P.
Full Name of Registrant

_____________________________
Former Name if Applicable

11719 Bee Cave Road, Suite 200
Address of Principal Executive Office (Street and Number)

Austin, Texas 78738
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ProFutures Diversified Fund, L.P. (the "Partnership") maintains an investment in a number of unaffiliated commodity funds that have not yet provided their audited financial statements to the Partnership, and, accordingly, the Partnership's auditors have not been able to complete the audit of the Partnership's financial statements as of March 31, 2009. The Partnership has no control over the ability of the unaffiliated commodity funds to provide their audited financial statements to investors.  However, the unaffiliated commodity funds have represented to the Partnership that they anticipate providing such audited financial statements within a timeframe that will permit the Partnership's auditors to complete the audit of the Partnership's financial statements and the Partnership to file the Partnership's Annual Report on Form 10-K within the 15 day extension provided under Part II above.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Phil Denney                                                          800                                                             348-3601
(Name)                                                      (Area Code)                                           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes  ☐ No
_____________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ProFutures Diversified Fund, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: ProFutures, Inc., General Partner

Date: March 30, 2009	By:	/s/ Phil Denney
Phil Denney
Vice-President

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